UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company hereby submits its interim balance sheet and income statement for its six months ended on June 30, 2024. This submission is made within six months following the end of said period. The consolidated financial statements herein are unaudited, prepared by the management of the Company and furnished to this Current Report on Form 6-K and incorporated herein by reference.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	December 31, 2023	June 30, 2024
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	1,047	2,546
Restricted cash	26	26
Time deposit	3,496	3,525
Accounts receivable	2,363	1,959
Inventories - net	3,556	3,545
Other receivables, net	6,800	8,993
Prepaid expenses and other current assets, net	853	659
Total current assets	18,140	21,253
Non-current assets:
Property and equipment, net	845	700
Right of Use Asset	2,402	2,269
Deferred tax assets	44	44
Total non-current assets	3,292	3,013
Total assets	21,432	24,267
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	424	421
Accounts payable	6,853	6,643
Accrued expenses and other payables	18,343	14,489
Advances from customers	1,243	1,374
Accrued payroll and related liabilities	1,737	1,913
Lease Liabilities- current	772	699
Amount due to related parties-current	743	740
Deferred revenues	8	318
Income tax payable	216	117
Other liabilities	2,680	-
Total current liabilities	33,019	26,714
Non-current liabilities:
Deferred tax liability	1,312	1,307
Lease liabilities- non-current	1,533	1,526
Long-term payable	-	-
Non-current liabilities	-	-
Total non-current liabilities	2,845	2,834
Total liabilities	35,864	29,547
Commitments and contingencies
Shareholders’ equity
Ordinary shares	-	-
Additional paid-in capital	345,338	329,976
Subscription receivables	(25,514)	(16,091)
Statutory reserve	1,901	1,901
Accumulated deficit	(331,539)	(316,319)
Including :Minority interests	(812)	(811)
Accumulated other comprehensive loss	(3,806)	(3,935)
Total shareholders’ equity	(14,432)	(5,280)
Total liabilities and shareholders’ equity	21,432	24,267

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	For the six months ended June 30,
	2023	2024
	US$	US$
Net revenues:
Software	5,662	6,173
Hardware	9,330	10,600
Total net revenues	14,992	16,773

Cost of revenues
Software	(3,915)	(4,222)
Hardware	(8,165)	(9,163)
Total cost of revenues	(12,080)	(13,385)

Total gross (loss) profit	2,912	3,388

Operating expenses:
Sales and marketing expenses	(226)	(202)
General and administrative expenses	(10,408)	(5,687)
Research and development expenses	(1,362)	(1,193)
Total operating expenses	(11,996)	(7,082)

Operating income (loss)	(9,084)	(3,694)

Interest income	59	260
Interest expense	(3,571)	(1,755)
Other income	3	82
Other expense	(16,508)	-
Gain on disposal of subsidiary	-	14,372
Gain on cancellation of shares to former subsidiary	-	5,950
Foreign exchange income (loss)	286	(193)
Government grant	14	-
Income (loss) from continuing operations, before income taxes	(28,801)	15,023

Income tax expense	-	-

Net income (loss) from continuing operations	(28,801)	15,023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 23, 2024	By:	/s/ Dexter Fong
Dexter Fong
Chief Financial Officer

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